Exhibit 12.1

AGRIUM INC.

Computation of Ratio of Earnings to Fixed Charges

(millions of U.S. dollars, except ratios)

	Year Ended December 31,
	2004	2005	2006	2007	2008
Earnings:
Consolidated net earnings	$263	$270	$42	$426	$1,244
Income taxes	122	127	(60)	171	510
Fixed charges	66	55	81	90	152
Equity in earnings of unconsolidated entities	(59)	(45)	(64)	(57)	(58)
Non-controlling interest				(3)	(30)
Capitalized interest	—	—	(6)	—	(1)

Total earnings	$392	$407	$(7)	$627	$1,817

Fixed charges:
Interest expensed and capitalized	$52	$41	$62	$71	$99
Estimated interest within rental expense	14	14	19	15	53

Total fixed charges	$66	$55	$81	$86	$152

Ratio of earnings to fixed charges	5.94	7.40	— (1)	7.29	11.95

(1)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2006. The amount of the deficiency was $88 million.

Unaudited Pro forma Condensed Combined

Computation of Ratio of Earnings to Fixed Charges for Agrium and CFI for the

Year Ended December 31, 2008

(millions of U.S. dollars, except ratios)

12 Months Ended December 31, 2008
Earnings:
Consolidated net earnings	$1,885
Income taxes	865
Fixed charges	234
Equity in earnings of unconsolidated entities	(102)
Non-controlling interest	87
Capitalized interest	(1)

Total earnings	$2,968

Fixed charges:
Interest expensed and capitalized	$176
Estimated interest within rental expense	58

Total fixed charges	$234

Ratio of earnings to fixed charges	12.68